Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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January 31, 2014

Matthew Crispino
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Mirror Me, Inc.
Registration Statement on Form S-1
Filed December 27, 2013
File No. 333-193101

Dear Mr. Crispino,

This correspondence is in response to your letter dated January 23, 2014 in reference to our filing of the Registration Statement on Form S-1 filed on December 27, 2013 on behalf of Mirror Me, Inc. (the “Company”), your file number 333-193101.

We have keyed our responses to your comment items in their original numeric order.

General

1.
A review of your prospectus raises a question as to whether you are a "blank check" company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and no employees (other than your sole executive officer). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise the registration statement accordingly.

Mirror Me, Inc.
January 31, 2014

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Response: Even though the Company is clearly in the development stages of its business, the Company is not a blank check company. The Company has not indicated they are pursuing a merger or acquisition by or of Mirror Me, Inc. To date, the Company has taken the following steps to continue to move forward and help generate revenues as quickly as possible.

a.	The Company has begun the development and continue to develop its website, www.mirrorme.biz.
b.	The Company filed a trademark for their corporate logo on December 27, 2013.
c.	As described in the filing, the Company has engaged the services of a website and mobile app developer who is designing their website and developing their mobile app.
d.
The Company is beginning the process to sign up with Google’s AdSense program. This will allow the Company to generate revenues by allowing Google to post unconstructive advertisements, which are targeting to their professional field and/or type of business. The placement of ads will allow the Company to generate at least some sort of revenues until the Company is able to generate adequate revenue to maintain its business through in App advertising and sale of its App through the Apple store or other marketplaces.

We agree that there is uncertainty as to the successfulness of the proposed business plan, but we do not believe that the proposed business plan is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419 of Regulation C.

The Company has revised its disclosure to include the following:

Rule 419 – “Blank Check Company”

We are not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the registration statement need not comply with the requirements of Rule 419.  Rule 419 defines a “blank check company” as a company that:

(1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

We have a very specific business purpose and a bona fide plan of operations. Our business plan and purpose is to design and develop a mobile beauty shopping tool application.

Mirror Me, Inc.
January 31, 2014

At this time we are in the process of implementing our marketing plan which includes graphic design work, lead development, and website and app design.  We have also started programming for our initial app, MirrorMe; however we do not presently have a market-ready product, and we currently do not have any customers and thus have generated no revenues nor do we anticipate generating any material revenue for at least twelve months from the date we close this offering, assuming we are able to place a sufficient amount of this offering. Upon receipt of adequate funding from this offering we intend to (i) expand and improve our website, (ii) create a wireframe and prototype of our mobile app, (iv) develop a network of beta testers and test our app, and (v) research and secure multiple third party retailers which will allow us to market and sell our app. Lastly, we do not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

Cover Page

2.	We note use of the defined term “the new shares” on the cover page. As this term is not used elsewhere in the prospectus, please remove it from the cover page or advise.

Response: The Company has revised its disclosure to delete the defined term “the new shares” from the cover page.

3.	Please tell us why you refer to selling stockholders on the cover page since this appears to be a direct public offering without a selling stockholder component or revise accordingly.

Response: The reference to the selling stockholders on the cover page is an inadvertent error. The Company has revised its disclosure to delete the reference to selling stockholders on the cover page.

Prospectus Summary

Mobile Beauty Shopping Tool App, page 2

4.
We note the statement in this section that your sole director and employee “will devote a significant portion of her time to the company going forward.” Please revise to specify the number of hours per week that you anticipate she will devote to your business.

Response: The Company has revised its disclosure to specify the number of hours per week that they anticipate their sole officer, director and employee will devote to the Company’s business as follows:

As of the date of this prospectus we have one officer who also serves as our sole director, our sole employee, and who we anticipate will devote 15 to 20 hours a week to the Company going forward.

Risk Factors

As a result of placing your invested funds…, page 6

Mirror Me, Inc.
January 31, 2014

5.
Please expand this risk factor to disclose that the proceeds in the corporate account will become part of the bankruptcy estate in the event that you file for bankruptcy or your creditors file an involuntary bankruptcy petition against you.

Response: The Company has expanded the risk factor to disclose that the proceeds in the corporate account will become part of the bankruptcy estate in the event that you file for bankruptcy or your creditors file an involuntary bankruptcy petition against the Company as follows:

As a result of placing your invested funds into a separate corporate account as opposed to an escrow account, the funds are subject to attachment by creditors of the company and would become part of the bankruptcy estate in the event that we file for bankruptcy, thereby subjecting you to a potential loss of the funds.

Because the funds are being placed in a separate corporate account during the entire offering period, rather than an escrow account, management will have immediate and direct access to the funds during the entire offering period. Thus creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Additionally, the funds in the corporate account will become part of the brankruptcy estate in the event we file for bankruptcy or our creditors file an involuntary bankruptcy petition against us. Investors would lose all or part of their investments, regardless of whether or not the offering closes.

Plan of Distribution, page 18

6.
We note that the offering proceeds will be held in a Wells Fargo account that is controlled by management rather than an escrow or trust account. Please tell us how you will be able to ensure prompt refunding of money to purchasers after the termination date or revise to include disclosure that the offering proceeds will be subject to the claims of creditors.

Response: The Company has revised its disclosure to include disclosure that the offering proceeds will be subject to the claims of creditors as follows:

As a result of placing your invested funds into a separate corporate account that is managed and monitored by management of the Company as opposed to an escrow or trust account, creditors of the Company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Additionally, the funds in the corporate account will become part of the brankruptcy estate in the event we file for bankruptcy or our creditors file an involuntary bankruptcy petition against us. Investors would lose all or part of their investments, regardless of whether or not the offering closes.

Description of Business

Business Development Summary, page 24

Mirror Me, Inc.
January 31, 2014

7.
You disclose in this section that you have developed your preliminary website. However, development of this website (www.mirrorme.biz) does not appear to be complete. We note, for example, that the website does not appear to contain any information about your company, your proposed products or the beauty industry. Accordingly, please revise your disclosure to indicate that your website is not yet fully operational, when you expect it to be operational and provide an estimate of the costs required to complete development.

Response: The initial development of the Company’s website was updated on January 27, 2014. The Company has revised its disclosure to indicate that its website is not yet fully operational, when they expect it to be operational and to provide an estimate of the costs required to complete the development as follows:

1. Maintain our website – We believe that the internet is a great marketing tool not only for providing information on our company, but also for providing current information on our upcoming app as well as industry related information regarding the latest top beauty products. We have developed our preliminary website, which is not yet fully operational, and are in the process of developing a more advanced site where we can provide more detailed sections regarding beauty product reviews, photos of inspiration “looks”, how-to videos, and a backend SaaS (Software-as-a-Service) technology platform that will enable brands and retailers to publish content and promotions that correspond to specific product UPC codes, and retail locations. We have begun designing a more advanced website, and intend to launch it during the first quarter of 2015. We estimate that the total cost required to complete the development of a more advanced website is $5,000. We have paid $925 towards the development of our website.

8.
We note that in addition to designing your website, you have begun the initial writing, design and programming of your beauty mobile app. Please describe here and in the discussion of Ms. Vazquez’s business experience on page 20 the source and level of Ms. Vazquez’s technical expertise in developing mobile applications and websites. If the company has or is utilizing third parties to develop its website and/or mobile applications, describe the material details of your arrangements with these third parties.

Response: The Company has revised its disclosure to describe that Ms. Vazquez has no experience in developing mobile applications and websites and that the Company is using the services of a website and mobile application developer to design its logo and website and develop its mobile application. The revisions were made in this section and in the discussion of Ms. Vazquez’s business experience.

In addition, the Company revised its disclosure to describe the material details of its arrangement with the website and mobile application developer as follows:

On November 4, 2013, we entered into a Consulting Agreement with TechiT Marketing Group, Inc. (“TechiT”), wherein TechiT agreed to assist the Company with designing and developing the Company’s website and mobile application.  The term of the agreement commenced on November 4, 2013 and will continue for 24 months. We agreed to pay TechiT an initial payment of $2,500 (paid on November 27, 2013) and future fees will be based on an hourly basis and as new services are performed and fees are earned.

Mirror Me, Inc.
January 31, 2014

9.
Please expand your description of the operational aspects of the Mirror Me application you intend to develop. As one example, discuss how the application will obtain the professional reviews of products that will be displayed to the end-user.

Response: The Company expanded their description of the operational aspect of the Mirror Me application as follows:

Our Product

MirrorMe is an innovative mobile beauty shopping application. Our application will guide you through the overwhelming array of products in the beauty aisles at drugstores or the beauty counters at department stores with honest reviews. Our application will give you professional advice about what the product promises and what it actually delivers with a quick scan of a product’s barcode. Our main focus is to make every beauty purchase a success. We are aiming to make product discovery more convenient, highly personalized, less costly and more fun.

Some of the benefits that users will receive from our MirrorMe application include:

•
Professional Advice on Beauty Products – Professional Make-up Artists will provide professional advice about what the product promises and what it actually delivers. In addition, a backend SaaS Technology platform enables brands and retailers to publish content and promotions that correspond to specific product UPC codes and retail locations. The professional advice may be obtained by scanning a product’s barcode or by simply searching the product by name.

•
Reviews on Beauty Products – In addition to professional advice our application will provide reviews from regular everyday users. Anyone will be able to review and rate beauty products through our app. These reviews may be obtained by searching the product by name.

•
Inspiration Looks – The app will include photos of inspiration “Looks” of different makeup looks like wedding looks or summer looks, hairstyles and nails. The Looks will be tagged with the specific products used.

•
Coupons – Brands and retailers will be able to publish content and promotions that correspond to specific product UPC codes and retail locations. If there are coupons available for certain products they may be obtained when the user scans a product’s bar code or searches the product by name.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 28

10.
Please tell us the source of funds that will be used to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months.

Mirror Me, Inc.
January 31, 2014

Response: The Company anticipates obtaining the funds that will be used to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months through the proceeds raised in the offering and/or additional financing from Ms. Vazquez, to the extent available. The Company has allocated up to $8,250 for accounting fees for services in assisting the Company wih their SEC reports and preparation of their financial statements for a twelve month period. Additionally, the Company has allocated up to $7,500 for legal fees for services in assisting the Company with their SEC reports for a twelve month period.

11.	Please revise the second paragraph to clarify, if accurate, that your ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from this offering.

Response: The Company has revised the second paragraph to clarify that its ability to continue nominal operation for the next 12 months is not contingent upon the receipt of funds from the offering as follows:

If we were to not receive any additional funds, including the funds from this offering, we could continue in business for the next 12 months, as operating expenses at this point are nominal.  Our ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from this offering. However, as stated above we will not be able to fully implement our improved website or complete the development of our beauty application, which will negatively impact the receipt of any significant revenues.

Milestones, page 28

12.
Please expand your discussion of Stage II of your business plan to provide a more detailed description of the activities you anticipate undertaking during this stage. Provide a timeline for completion and disclose the costs associated with completing each activity.

Response: The Company has expanded its discussion of Stage II of its business plan to include a more detailed description of the activities it anticipates undertaking, a timeline for completion and costs associated with completing each activity. The Company has expanded their discussion as follows:

Stage II: Development of our business operations based upon our receipt of the net funds from our offering of $28,500.

1.
Expand and improve our website - Management is formulating its plan on how best to employ its resources to expand and improve the site. We are working to add to the functionality of the site including: more detailed sections regarding beauty product reviews, photos of inspiration “looks”, how-to videos, and a backend SaaS (Software-as-a-Service) technology platform that will enable brands and retailers to publish content and promotions that correspond to specific product UPC codes, and retail locations. Additionally, we need to optimize the site for search engine rank, as well as renew the look and feel of the site to coincide with our objectives for the Mirror Me brand. We have begun designing a more advanced website, and intend to launch it during the first quarter of 2015. We estimate that the total cost required to complete the development of a more advanced website is $5,000.

Mirror Me, Inc.
January 31, 2014

2.
Creating a Wireframe and Prototype of our application – The wireframe is essentially the design and the prototype is the development of our app. The prototype will let us see how things interact with the user and realize if we need a “back” button here or a “done” button there. Our developer has begun the design writing of the app and anticipate having the prototype done during the second quarter of 2015. We estimate that the total cost required to complete the prototype is $12,000.

3.
Develop network of Beta testers and testing our App – Initial Beta testing will be done through friends and family. Our web developer will create a landing page that potential beta testers can easily find, learn about our beta test and sign up. We will get the word out via social networks to attract beta testing candidates. We anticipate that the beta testing will begin during the third quarter of 2015. We estimate that the total cost of testing our app and making all fixes and changes to the app will be $1,500. After the testing is done and all necessary fixes and changes are done to the app we will need to begin the process of publishing our app.

4.
Application Publishing – Research and secure multiple third party retailers which will allow us to market and sell our application - Publishing refers to the process that takes the completed app and moves it into the Apple store. We estimate this process will cost $2,000 and be completed during the fourth quarter of 2015.

Certain Relationships and Related Party Transactions, page 31

13.
We note that you have executed a line of credit with Ms. Vazquez. Please file this agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company has filed the line of credit agreement with Ms Vazquez as Exhibit 10.2.

Shares Eligible for Future Sale, page 33

14.
We note that you appear to be a shell company and are ineligible to rely on the safe harbor provided by Rule 144. Please revise to describe the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response: The Company has revised its disclosure to describe the conditions that must be satisfied before restricted and control securities may be resold in reliance to Rule 144 as follows:

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. Rule 144 also is not available for resale of securities issued by any shell companies (other than business combination-related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an exception to this prohibition, however, if the following conditions are met:

Mirror Me, Inc.
January 31, 2014

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

In connection with the response to your comments, Mirror Me, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact myself or Jennifer Trowbridge at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP